SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________

INVE Technologies, Inc.
(Name of Subject Company (Issuer))

INVE Technologies, Inc.
(Name of Filing Person (Issuer and Offeror))

_______________________________

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45170X205
(CUSIP Number of Class of Securities)

_______________________________

Edward Kirnbauer
Chief Financial Officer
INVE Technologies, Inc.
1900-B Carnegie Avenue
Santa Ana, California 92705
(657) 356-8384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

_______________________________

Copies to:

Stanley F. Pierson, Esq.
Gabriella A. Lombardi, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2400 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by INVE Technologies, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $20,000,000 in value of shares of its common stock, $0.001 par value per share (the “shares”), at a price not greater than $3.40 per share nor less than $2.85 per share, net to the seller in cash, less any applicable withholding and, in certain limited circumstances, transfer taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 21, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.       Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.       Subject Company Information.

(a)     Name and Address.    The name of the issuer is INVE Technologies, Inc., a Delaware corporation. The address of its principal executive offices is 1900-B Carnegie Avenue, Santa Ana, California 92705. The Company’s telephone number is (657) 356-8384.

(b)    Securities.    The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)     Trading Market and Price.    The information set forth in the Offer to Purchase under Section 7 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

(a)     Name and Address.    The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.       Terms of the Transaction.

(a)     Material Terms.    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet”;

“Introduction”;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditions of the Offer”);

Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 12 (“Certain United States Federal Income Tax Consequences”);

Section 13 (“Extension of the Offer; Termination; Amendment”); and

Section 15 (“Miscellaneous”).

(b)    Purchases.    The information regarding purchases from officers, directors and affiliates of the Company set forth under “Introduction” in the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

(e)     Agreements Involving the Subject Company’s Securities.    The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

(a)     Purposes.    The information set forth under “Summary Term Sheet” in the Offer to Purchase and under Section 2 of the Offer to Purchase (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth under Section 2 of the Offer to Purchase (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c)     Plans.    The information set forth under “Summary Term Sheet” in the Offer to Purchase and under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 7.       Source and Amount of Funds or Other Consideration.

(a)     Source of Funds.    The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)    Conditions.    None.

(d)    Borrowed Funds.    None.

Item 8.       Interest in Securities of the Subject Company.

(a)     Securities Ownership.    The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or Recommendations.    The information set forth in the Offer to Purchase under Section 14 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.     Financial Statements.

(a)     Financial Information.    Not applicable.

(b)    Pro Forma Information.    Not applicable.

Item 11.     Additional Information.

(a)     Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Company”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the Offer are pending.

(c)     Other Material Information.    The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12.     Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated October 21, 2026.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 21, 2026.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 21, 2026.
(a)(5)(A)

Press Release, dated October 21, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the Securities and Exchange Commission on October 21, 2026).

(b)	Not Applicable.
(d)(1)	2011 Incentive Compensation Plan, as amended through March 4, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on July 18, 2024).
(d)(2)

Offer Letter dated August 1, 2025 between Identiv, Inc. and Edward Kirnbauer (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2025 filed on April 29, 2026).

(d)(3)

Governance Letter Agreement, dated June 24, 2026, by and between Identiv, Inc. and Bleichroeder LP (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 24, 2026).

(d)(4)	Supplement to Governance Letter Agreement, dated August 24, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 24, 2026).
(d)(5)

Stockholder Agreement, dated December 21, 2017, among the Company, 21 April Fund, Ltd. and 21 April Fund, LP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 21, 2017).

(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

____________

*        Filed herewith

Item 13.     Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVE TECHNOLOGIES, INC.
Dated: October 21, 2026	By:	/s/ Edward Kirnbauer
	Name:	Edward Kirnbauer
	Title:	Chief Financial Officer

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